SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

JetBlue Airways Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

477143101
(CUSIP Number)

Jesse A. Lynn

Chief Operating Officer

Icahn Capital LP

16690 Collins Avenue, PH-1
Sunny Isles Beach, FL 33160

(305) 422-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) originally filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2024, by (i) Icahn Partners Master Fund LP, a Delaware limited partnership (“Icahn Master”); (ii) Icahn Offshore LP, a Delaware limited partnership (“Icahn Offshore”); (iii) Icahn Partners LP, a Delaware limited partnership (“Icahn Partners”); (iv) Icahn Onshore LP, a Delaware limited partnership (“Icahn Onshore”); (v) Icahn Capital LP, a Delaware limited partnership (“Icahn Capital”); (vi) IPH GP LLC, a Delaware limited liability company (“IPH”); (vii) Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises Holdings”); (viii) Icahn Enterprises G.P. Inc., a Delaware corporation (“Icahn Enterprises GP”); (ix) Beckton Corp., a Delaware corporation (“Beckton”); (x) 560 State Street LLC, an Ohio limited liability company (“State Street”); and (xi) Carl C. Icahn, a citizen of the United States of America (collectively, the “Reporting Persons”), with respect to the shares of the common stock, par value $0.01 per share (the “Common Stock”), of JetBlue Airways Corporation, a Delaware corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

On February 16, 2024, the Reporting Persons and Messrs. Jesse Lynn and Steven Miller entered into a Director Appointment and Nomination Agreement (the “Agreement”) with the Issuer pursuant to which, among other things, (x) the Issuer has agreed to include Messrs. Lynn and Miller, as designees of the Reporting Persons, as observers on the Board of Directors of the Issuer (the “Board”) and, immediately following the 2024 annual meeting of stockholders of the Issuer, to appoint such designees to the Board and (y) the Reporting Persons have agreed not to take certain actions with respect to the Issuer during the periods described in the Agreement. The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as an exhibit and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following at the end thereof:

The disclosure set forth above in Item 4 is hereby incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

1.	Director Appointment and Nomination Agreement, dated February 16, 2024, by and among the Reporting Persons, Jesse Lynn, Steven Miller, and JetBlue Airways Corporation (incorporated by reference to Exhibit 10.1 to JetBlue Airways Corporation’s Form 8-K filed on February 16, 2024).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2024

ICAHN PARTNERS LP

ICAHN ONSHORE LP

ICAHN PARTNERS MASTER FUND LP

ICAHN OFFSHORE LP

ICAHN CAPITAL LP

IPH GP LLC

By: /s/ Jesse Lynn

Name: Jesse Lynn

Title: Chief Operating Officer

BECKTON CORP.

By: /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Vice President

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By: /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Chief Financial Officer

560 State Street LLC

By: /s/ Jesse Lynn

Name: Jesse Lynn

Title: Chief Operating Officer

/s/ Carl C. Icahn

CARL C. ICAHN